November 20, 2009
Via Edgar Transmission and Via FedEx
Ms. Yolanda Crittendon
Mr. Wilson K. Lee
Duc Dang, Esq.
Tom Kluck, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3010
Washington, D.C. 20509

Re:	Grubb & Ellis Company (the “Company”) Preliminary Proxy Statement on Schedule 14A Filed November 6, 2009 File No. 001-08122
Ladies and Gentlemen:
     This letter is being filed on behalf of the Company with the United States Securities and Exchange Commission (the “Commission”) in response to the letter of comment from the staff of the Commission (the “Staff”) dated November 13, 2009. Unless otherwise set forth herein to the contrary, all capitalized terms in this letter shall have the same meaning as ascribed to them in the Preliminary Proxy Statement on Schedule 14A.
     Filed herewith is the Definitive Proxy Statement (the “Definitive Proxy”) on Schedule 14A that will first be mailed to stockholders on or about November 23, 2009.
     For your convenience, we have arranged for black-lined copies of the Definitive Proxy to be hand delivered to the Staff.
General
1.	As you know, we are conducting a review of your Form 10-K for the year ended December 31, 2008. We will not be in a position to clear comments on your Schedule 14A until we have resolved all comments on your Form 10-K.

Yolanda Crittendon
Wilson K. Lee
United States Securities and Exchange Commission
November 20, 2009

Please be advised that we have been notified by the Staff that all of the Staff’s comments with respect to the Company’s Form 10-K have been resolved.
Annual Report, page 56
2.	We note your disclosure that a copy of your annual report on Form 10-K/A for the year ended December 31, 2009, as amended, which was filed with the SEC on June 1, 2009, will accompany the proxy statement. Please revise your disclosure to specifically incorporate by reference the annual report for the year ended December 31, 2008. Please refer to Item 13(b) and (c) of Schedule 14A. Additionally, please correct the reference to the year of the annual report. Finally, please also incorporate by reference your most recent quarterly report on Form 10-Q for the quarter ended September 30, 2009. Please refer to Item 13(a) (3) of Schedule 14A.

Please be advised that the disclosure in the Definitive Proxy has been revised to specifically incorporate by reference the annual report for the year ended December 31, 2008. Further, in accordance with discussions with the Staff, the Company’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, is included in the Definitive Proxy as Annex A attached thereto.

Finally, filed supplementally herewith as Supplemental Response No. 1 is a certificate from the Chief Financial Officer of the Company acknowledging that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions concerning the foregoing or should you require documentation or information, please do not hesitate to contact me at 212-223-6700.
Very truly yours,
/s/ Clifford A. Brandeis
Clifford A. Brandeis
CAB/ck

CERTIFICATE OF CHIEF FINANCIAL OFFICER
OF GRUBB & ELLIS COMPANY
     The undersigned, Richard W. Pehlke, Chief Financial Officer and Executive Vice President of Grubb & Ellis Company (the “Company”), in response to the letter of comment dated November 13, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the United States Securities and Exchange Commission hereby acknowledges, on behalf of the Company, that:
(i)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing that is the subject of the Comment Letter;

(ii)	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to such filing; and

(iii)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     IN WITNESS WHEREOF, this acknowledgement has been executed as of the 20th day of November, 2009.

GRUBB & ELLIS COMPANY

By:	/s/ Richard W. Pehlke
Richard W. Pehlke
Chief Financial Officer and
Executive Vice President